UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bio-AMD, Inc.
Full Name of Registrant

Former Name if Applicable

Sci-Tech Daresbury, Keckwick Lane
Address of Principal Executive Office (Street and Number)

Daresbury, WA4 4FS, UK
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

We were unable to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Quarterly Report”) within the prescribed time period because of technical connectivity difficulties with the Securities and Exchange Commission EDGAR server. The Quarterly Report was completed, executed and ready to be filed with the Commission prior to the 5:30 p.m. Eastern time deadline for acceptance of filings on November 14, 2016, the due date for the filing, and we attempted to commence transmission of the Quarterly Report on the SEC’s EDGAR system prior to such deadline. In spite of our best efforts to submit the Quarterly Report with the Commission on a timely basis, we were unable to do so due to such connectivity issues.  We intend to submit a written request for a date adjustment for the filing date to the Commission for the acceptance date to be changed from November 15, 2016 to November 14, 2016, if required by the SEC.  However, as a precautionary matter, we are submitting this Form 12b-25 to ensure that we remain timely in our periodic filings under the Securities Exchange Act of 1934, as amended.
PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Barr	+44	(0) 8445 861910
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bio-AMD, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2016	By:	/s/ Thomas Barr
Thomas Barr
Chief Executive Officer